SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2023

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended December 31, 2023

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.83.19, as published by Federal Reserve Board of Governors on December 29, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, to be required to modify our business practices and compliance programs and/or to have a compliance monitor imposed on us, or to suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2023 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2023 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2023		December 31, 2023		March 31, 2023
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	91	Rs.	7,535	Rs.	5,779
Other investments	5		782		65,015		56,018
Trade and other receivables	6		943		78,417		72,485
Inventories	7		731		60,796		48,670
Derivative financial instruments			4		296		1,232
Tax assets			35		2,906		2,687
Other current assets	8		283		23,512		20,069
Total current assets		U.S.$	2,867	Rs.	238,477	Rs.	206,940
Non-current assets
Property, plant and equipment	9	U.S.$	875	Rs.	72,795	Rs.	66,462
Goodwill	10		52		4,287		4,245
Other intangible assets	11		444		36,905		30,849
Investment in equity accounted investees			51		4,218		4,702
Other investments	5		49		4,115		660
Deferred tax assets			131		10,917		7,196
Other non-current assets	8		14		1,128		800
Total non-current assets		U.S.$	1,615	Rs.	134,365	Rs.	114,914
Total assets		U.S.$	4,482	Rs.	372,842	Rs.	321,854
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	374	Rs.	31,113	Rs.	26,444
Short-term borrowings	13		148		12,343		7,390
Long-term borrowings, current portion	13		16		1,356		4,804
Provisions			64		5,333		5,454
Tax liabilities			50		4,174		2,144
Derivative financial instruments			4		312		137
Other current liabilities	12		468		38,969		39,472
Total current liabilities		U.S.$	1,125	Rs.	93,600	Rs.	85,845
Non-current liabilities
Long-term borrowings	13	U.S.$	74	Rs.	6,152	Rs.	1,278
Deferred tax liabilities			12		989		833
Provisions			1		61		59
Other non-current liabilities	12		50		4,190		2,848
Total non-current liabilities		U.S.$	137	Rs.	11,392	Rs.	5,018
Total liabilities		U.S.$	1,262	Rs.	104,992	Rs.	90,863
Equity
Share capital	14	U.S.$	10	Rs.	834	Rs.	833
Treasury shares	14		(12)		(1,012)		(1,269)
Share premium			129		10,722		9,688
Share-based payment reserve			17		1,444		1,652
Capital redemption reserve			2		173		173
Debenture redemption reserve			-		-		380
Special economic zone re-investment reserve			9		762		886
Retained earnings			3,030		252,078		215,593
Other components of equity			34		2,849		3,055
Total equity		U.S.$	3,220	Rs.	267,850	Rs.	230,991
Total liabilities and equity		U.S.$	4,482	Rs.	372,842	Rs.	321,854

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2023		2023		2022		2023		2022
		Convenience translation (See Note 2(d))
Revenues	15	U.S.$	2,504	Rs.	208,334	Rs.	182,911	Rs.	72,148	Rs.	67,700
Cost of revenues			1,036		86,210		79,565		29,945		27,607
Gross profit			1,468		122,124		103,346		42,203		40,093
Selling, general and administrative expenses			682		56,725		50,034		20,228		17,981
Research and development expenses			192		15,996		14,015		5,565		4,821
Impairment of non-current assets			2		176		159		110		134
Other (income)/expense, net	16		(43)		(3,543)		(5,626)		(967)		732
Total operating expenses			834		69,354		58,582		24,936		23,668
Results from operating activities (A)			634		52,770		44,764		17,267		16,425
Finance income	17		49		4,090		3,128		1,357		279
Finance expense	17		(13)		(1,118)		(1,074)		(394)		(418)
Finance income/(expense), net (B)			36		2,972		2,054		963		(139)
Share of profit of equity accounted investees, net of tax (C)			1		112		294		27		60
Profit before tax [(A)+(B)+(C)]			671		55,854		47,112		18,257		16,346
Tax expense, net	18		159		13,240		11,637		4,468		3,875
Profit for the period		U.S.$	512	Rs.	42,614	Rs.	35,475	Rs.	13,789	Rs.	12,471
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	3.08	Rs.	256.17	Rs.	213.69	Rs.	82.81	Rs.	75.09
Diluted earnings per share of Rs.5/- each		U.S.$	3.07	Rs.	255.68	Rs.	213.24	Rs.	82.68	Rs.	74.95

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2023		2023		2022		2023		2022
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	512	Rs.	42,614	Rs.	35,475	Rs.	13,789	Rs.	12,471
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	0	Rs.	24	Rs.	(734)	Rs.	140	Rs.	(60)
Tax impact on above items		-		-		(57)		-		(57)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	0	Rs.	24	Rs.	(791)	Rs.	140	Rs.	(117)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	0	Rs.	4	Rs.	(9)	Rs.	4	Rs.	(7)
Foreign currency translation adjustments		-		(9)		1,147		1,040		804
Effective portion of changes in fair value of cash flow hedges, net		(3)		(279)		(2,269)		(395)		1,302
Tax impact on above items		1		69		649		78		(599)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(3)	Rs.	(215)	Rs.	(482)	Rs.	727	Rs.	1,500
Other comprehensive income/(loss) for the period, net of tax	U.S.$	(2)	Rs.	(191)	Rs.	(1,273)	Rs.	867	Rs.	1,383
Total comprehensive income for the period	U.S.$	510	Rs.	42,423	Rs.	34,202	Rs.	14,656	Rs.	13,854

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2023 (A)	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the period		-		-		-		-		-		-		-		-		-		-		-		42,614		42,614
Net change in fair value of equity and debt instruments		-		-		-		-		13		-		-		-		-		-		-		15 (5)		28
Foreign currency translation adjustments		-		-		-		-		-		(9)		-		-		-		-		-		-		(9)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.69		-		-		-		-		-		-		(210)		-		-		-		-		-		(210)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	13	Rs.	(9)	Rs.	(210)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	42,629	Rs.	42,423
Issue of equity shares on exercise of options		1		1,034		257		(518)		-		-		-		-		-		-		-		-		774
Share-based payment expense		-		-		-		310		-		-		-		-		-		-		-		-		310
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(6,648)		(6,648)
Total transactions (C)	Rs.	1	Rs.	1,034	Rs.	257	Rs.	(208)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,648)	Rs.	(5,564)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(124)	Rs.	-	Rs.	-	Rs.	124	Rs.	-
Transfer from debenture redemption reserve		-		-		-		-		-		-		-		-		-		(380)		-		380		-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(124)	Rs.	(380)	Rs.	-	Rs.	504	Rs.	-
Balance as of December 31, 2023 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	10,722	Rs.	(1,012)	Rs.	1,444	Rs.	(2,412)	Rs.	5,724	Rs.	74	Rs.	173	Rs.	762	Rs.	-	Rs.	(537)	Rs.	252,078	Rs.	267,850
Convenience translation (See note 2(d))	U.S.$	10	U.S.$	129	U.S.$	(12)	U.S.$	17	U.S.$	(29)	U.S.$	69	U.S.$	1	U.S.$	2	U.S.$	9	U.S.$	-	U.S.$	(6)	U.S.$	3,030	U.S.$	3,220

		Share capital(4)		Share premium(4)		Treasury shares(4)		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2022 (A)	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the period		-		-		-		-		-		-		-		-		-		-		-		35,475		35,475
Net change in fair value of equity and debt instruments		-		-		-		-		(743)		-		-		-		-		-		-		-		(743)
Foreign currency translation adjustments, net of tax expense of Rs.48		-		-		-		-		-		1,099		-		-		-		-		-		-		1,099
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.697		-		-		-		-		-		-		(1,572)		-		-		-		-		-		(1,572)
Actuarial loss on post-employment benefit obligations, net of tax expense of Rs.57		-		-		-		-		-		-		-		-		-		-		(57)		-		(57)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(743)	Rs.	1,099	Rs.	(1,572)	Rs.	-	Rs.	-	Rs.	-	Rs.	(57)	Rs.	35,475	Rs.	34,202
Issue of equity shares on exercise of options		1		344		156		(354)		-		-		-		-		-		-		-		-		147
Share-based payment expense		-		-		-		376		-		-		-		-		-		-		-		-		376
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(4,979)		(4,979)
Total transactions (C)	Rs.	1	Rs.	344	Rs.	156	Rs.	22	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,979)	Rs.	(4,456)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(506)	Rs.	-	Rs.	-	Rs.	506	Rs.	-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(506)	Rs.	-	Rs.	-	Rs.	506	Rs.	-
Balance as of December 31, 2022 [(A)+(B)+(C)+(D)]	Rs.	833	Rs.	9,624	Rs.	(1,445)	Rs.	1,650	Rs.	(2,444)	Rs.	5,934	Rs.	(737)	Rs.	173	Rs.	249	Rs.	304	Rs.	(582)	Rs.	206,714	Rs.	220,273

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. The amount in the reserve is to be utilized by the Company to acquire plant and machinery in accordance with Section 10AA(2) of such Act and on utilization such amount would be transferred to retained earnings.
(3)	The Company has created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Section 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilized by the Company for redemption of debentures. During the three months ended June 30, 2023, upon redemption of debentures the Company has recognized the same as a transfer from the Debenture Redemption Reserve to Retained earnings.
(4)	Refer to Note 25 of these unaudited condensed consolidated interim financial statements “Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”.
(5)	Represents gain on disposal of equity instrument classified as FVTOCI instrument re-classified to retained earnings.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2023		2023		2022
	Convenience translation (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	512	Rs.	42,614	Rs.	35,475
Adjustments for:
Tax expense, net		159		13,240		11,637
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(28)		(2,367)		(323)
Depreciation and amortization		134		11,128		9,447
Impairment of non-current assets		2		176		159
Allowance for credit losses		3		264		106
(Gain)/loss on sale or de-recognition of non-current assets, net (Refer to Note 16)		(11)		(916)		68
Share of profit of equity accounted investees, net of tax		(1)		(112)		(294)
Inventories write-down		29		2,417		4,092
Foreign exchange gain, net		(5)		(395)		(475)
Interest (income)/expense, net		(6)		(513)		368
Dividend income		-		-		- *
Equity settled share-based payment expense		4		310		376
Changes in operating assets and liabilities:
Trade and other receivables		(74)		(6,137)		(8,238)
Inventories		(175)		(14,543)		(2,533)
Trade and other payables		60		4,958		407
Other assets and other liabilities, net		(20)		(1,698)		(4,060)
Cash generated from operations		582		48,426		46,212
Income tax paid, net		(174)		(14,513)		(7,016)
Net cash from operating activities	U.S.$	408	Rs.	33,913	Rs.	39,196
Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment		(134)		(11,159)		(8,741)
Proceeds from sale of property, plant and equipment		12		1,011		56
Expenditures on other intangible assets		(120)		(9,993)		(6,377)
Proceeds from sale of other intangible assets		0		21		-
Investments in associates		0		(12)		-
Purchase of other investments		(1,264)		(105,174)		(87,707)
Proceeds from sale of other investments		1,142		95,018		76,614
Dividend received from equity accounted investees		5		445		-
Interest and dividend received		11		910		555
Net cash used in investing activities	U.S.$	(348)	Rs.	(28,933)	Rs.	(25,600)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)		9		774		147
Proceeds/(repayment) of short-term borrowings, net		62		5,118		(15,569)
Repayment of long term borrowings		(46)		(3,800)		-
Proceeds from long term borrowings		46		3,800		-
Payment of principal portion of lease liabilities		(11)		(881)		(698)
Dividend paid		(80)		(6,648)		(4,979)
Interest paid		(19)		(1,593)		(1,464)
Net cash used in financing activities	U.S.$	(39)	Rs.	(3,230)	Rs.	(22,563)
Net increase/(decrease) in cash and cash equivalents		21		1,750		(8,967)
Effect of exchange rate changes on cash and cash equivalents		0		6		374
Cash and cash equivalents at the beginning of the period		69		5,779		14,852
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	91	Rs.	7,535	Rs.	6,259

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries, joint ventures and associate (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These interim financial statements were authorized for issuance by the Company’s Board of Directors on January 30, 2024.

b)	Accounting policy information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2023 contained in the Company’s Annual Report on Form 20-F.

Recent accounting pronouncements

New Standards effective as on April 1, 2023

Amendments to IAS 12, “Income Taxes” regarding assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendment will typically apply to transactions such as leases, for the lessee and decommissioning obligations.

Accordingly, paragraphs 15 and 24 of IAS 12 were amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal taxable and deductible temporary differences and companies are required to recognize deferred tax on such transactions.

These amendments are effective for annual reporting periods beginning on or after January 1, 2023. The amendment should be applied from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. Accordingly, the Company implemented these amendments with effect from April 1, 2022.

Prior to these amendments, the Company had recognized deferred tax on leases under the net approach for classification in the unaudited condensed consolidated statement of financial position.

The adoption of these amendments did not have any material impact on these interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Accounting policy information (continued)

Amendments to IAS 12 “Income Taxes”

In May 2023, the IASB issued “International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)”, which amended IAS 12, “Income Taxes” to include affects arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”). The amendments give companies temporary relief from accounting for tax impacts arising from the OECD international tax reform. The amendments introduced:

i.	a temporary exception to the requirements to recognize and disclose information about tax impacts related to Pillar Two model rules; and

ii.	targeted disclosure requirements for affected entities.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures for annual reporting periods beginning on or after January 1, 2023. However, these disclosures are not required for any interim period ending on or before December 31, 2023.

The Company believes that the potential impact of the amendments to IAS 12 Pillar Two Model Rules will depend on the adoption of Pillar Two models by the respective countries and any amendments made to their respective tax laws.

Several other amendments and interpretations apply for the first time in the fiscal year ending March 31, 2024, but do not have any significant impact on these interim financial statements.

c)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method;
•	assets held for sale are measured at fair value;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value;
•	contingent consideration arising out of business combination are measured at fair value; and
•	right-of-use the assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the nine months ended December 31, 2023 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.83.19, as published by the Federal Reserve Board of Governors on December 29, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e)	Use of estimates and judgments

The preparation of interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2023.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is currently the CODM of the Company. The CEO assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others*.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others.* This segment consists of the Company’s other business operations which includes its wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*As the revenues and gross profits of the former Proprietary Products segment were considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company determined that the Proprietary Products segment no longer qualified to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to its former Proprietary Products segment in “Others”.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2023								For the nine months ended December 31, 2022
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	184,262	Rs.	21,582	Rs.	2,490	Rs.	208,334	Rs.	159,511	Rs.	21,282	Rs.	2,118	Rs.	182,911
Gross profit	Rs.	116,335	Rs.	4,569	Rs.	1,220	Rs.	122,124	Rs.	99,221	Rs.	2,752	Rs.	1,373	Rs.	103,346
Selling, general and administrative expenses								56,725								50,034
Research and development expenses								15,996								14,015
Impairment of non-current assets								176								159
Other income, net								(3,543)								(5,626)
Results from operating activities							Rs.	52,770							Rs.	44,764
Finance income, net								2,972								2,054
Share of profit of equity accounted investees, net of tax								112								294
Profit before tax							Rs.	55,854							Rs.	47,112
Tax expense								13,240								11,637
Profit for the period							Rs.	42,614							Rs.	35,475

Information about segments:	For the three months ended December 31, 2023								For the three months ended December 31, 2022
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	63,095	Rs.	7,839	Rs.	1,214	Rs.	72,148	Rs.	59,241	Rs.	7,758	Rs.	701	Rs.	67,700
Gross profit	Rs.	39,075	Rs.	2,306	Rs.	822	Rs.	42,203	Rs.	38,255	Rs.	1,409	Rs.	429	Rs.	40,093
Selling, general and administrative expenses								20,228								17,981
Research and development expenses								5,565								4,821
Impairment of non-current assets								110								134
Other (income)/expense, net								(967)								732
Results from operating activities							Rs.	17,267							Rs.	16,425
Finance income/(expense), net								963								(139)
Share of profit of equity accounted investees, net of tax								27								60
Profit before tax							Rs.	18,257							Rs.	16,346
Tax expense								4,468								3,875
Profit for the period							Rs.	13,789							Rs.	12,471

(1)	Revenues for the nine months ended December 31, 2023 and 2022 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.7,403 and Rs.4,975, respectively and from the PSAI segment to the Others segment, which amount to Rs.69 and Rs.128, respectively. Revenues for the three months ended December 31, 2023 and 2022 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,537 and Rs.2,348, respectively and from the PSAI segment to the Others segment, which amount to Rs.14 and Rs.36, respectively.

(2)	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to the Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2023		2022		2023		2022
United States	Rs.	101,104	Rs.	80,243	Rs.	34,931	Rs.	32,233
India		36,718		37,123		12,311		11,654
Russia		17,309		16,037		5,881		6,875
Others(1)		53,203		49,508		19,025		16,938
	Rs.	208,334	Rs.	182,911	Rs.	72,148	Rs.	67,700

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2023		March 31, 2023
Cash on hand	Rs.	1	Rs.	1
Balances with banks		6,326		3,035
Term deposits with banks (original maturities less than 3 months)		1,208		2,743
Cash and cash equivalents	Rs.	7,535	Rs.	5,779
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	91	Rs.	86
Other restricted cash balances		102		73
Total restricted cash balances	Rs.	193	Rs.	159

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, market linked debentures, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2023 and March 31, 2023 are as follows:

	As of December 31, 2023						As of March 31, 2023
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	Rs.	35,720	Rs.	1,924	Rs.	37,644	Rs.	37,635	Rs.	545	Rs.	38,180
In term deposits with banks		22,843		-		22,843		11,524		-		11,524
In bonds		974		-		974		2,893		-		2,893
In market linked debentures		1,000		(2)		998		1,000		(6)		994
In commercial paper		2,312		-		2,312		2,328		-		2,328
In equity securities		174		39		213		214		(144)		70
Others		31		-		31		29		-		29
	Rs.	63,054	Rs.	1,961	Rs.	65,015	Rs.	55,623	Rs.	395	Rs.	56,018
Non-current portion
In equity securities(1)	Rs.	2,700	Rs.	(2,409)	Rs.	291	Rs.	2,701	Rs.	(2,419)	Rs.	282
Term deposits with banks		3,001		-		3,001		-		-		-
In limited liability partnership firms		708		(51)		657		400		(22)		378
Others		166		-		166		-		-		-
	Rs.	6,575	Rs.	(2,460)	Rs.	4,115	Rs.	3,101	Rs.	(2,441)	Rs.	660

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of December 31, 2023 and March 31, 2023, the Company has recognized an unrealized loss of Rs.2,409, and Rs.2,431, respectively, in other comprehensive income (“OCI”) for the fair value changes.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and others	Amortized cost
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firms and others	Fair value through profit and loss
Investment in market linked debentures	Fair value through other comprehensive income

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Trade and other receivables

	As of
	December 31, 2023		March 31, 2023
Current
Trade and other receivables, gross	Rs.	79,848	Rs.	73,743
Less: Allowance for credit losses		(1,431)		(1,258)
Trade and other receivables, net	Rs.	78,417	Rs.	72,485

Pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were derecognized in the statements of financial position. During the nine months ended December 31, 2023 and year ended March 31, 2023, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.9,412 and Rs.12,376, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	December 31, 2023		March 31, 2023
Raw materials	Rs.	18,262	Rs.	12,075
Work-in-progress		13,519		11,698
Finished goods (includes stock-in-trade)		24,154		20,971
Packing materials, stores and spares		4,861		3,926
	Rs.	60,796	Rs.	48,670

Details of inventories recognized in the interim income statement are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
Raw materials, consumables and changes in finished goods and work in progress	Rs.	58,749	Rs.	53,505	Rs.	20,761	Rs.	18,654
Inventory write-downs		2,417		4,092		999		1,359

During the nine months and three months ended December 31, 2023, an amount of Rs.3,422 and Rs.1,148, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

During the nine months and three months ended December 31, 2022, an amount of Rs.2,806 and Rs.435, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Other assets

	As of
	December 31, 2023		March 31, 2023
Current
Balances and receivables from statutory authorities(1)	Rs.	13,904	Rs.	10,120
Export benefits receivable(2)		851		598
Prepaid expenses		1,979		1,452
Advances to vendors and employees		2,563		2,734
Others(3)		4,215		5,175
	Rs.	23,512	Rs.	20,069
Non-current
Security deposits	Rs.	689	Rs.	668
Others(4)		439		132
	Rs.	1,128	Rs.	800

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”) and value added tax, and from customs authorities of India.

(2)	Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

(3)	Others primarily includes claims receivable, security deposits and interest accrued but not due on investments.

(4)	Includes primarily advances to vendors.

9.	Property, plant and equipment

	As of and For the nine months ended		As of and For the year ended
	December 31, 2023		March 31, 2023
Opening balance	Rs.	66,462	Rs.	62,169
Cost of assets acquired during the period		13,525		13,312
Net book value of assets disposed of during the period		(163)		(749)
Depreciation expense		(7,155)		(8,615)
Impairment loss(1)		(28)		(32)
Effect of changes in foreign exchange rates		154		377
Closing balance	Rs.	72,795	Rs.	66,462

(1)	Impairment loss pertains to the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)), as the recoverable amount continues to be lower than the carrying value. For further details, refer to Note 12 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023. This impairment loss pertains to the Company’s Global Generics segment.

Capital commitments

As of December 31, 2023 and March 31, 2023, the Company was committed to spend Rs.13,523 and Rs.8,340, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of December 31, 2023 and March 31, 2023:

	As of
	December 31, 2023		March 31, 2023
Opening balance, gross	Rs.	21,193	Rs.	21,094
Effect of changes in foreign exchange rates		42		99
Impairment loss(1)		(16,948)		(16,948)
Closing balance	Rs.	4,287	Rs.	4,245

(1)	The impairment loss of Rs.16,948 includes the following:
•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.
•	During the year ended March 31, 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of Rs.272. This impairment loss pertains to the Company’s Global Generics segment.

11.	Other intangible assets

	As of and For the nine months ended		As of and For the year ended
	December 31, 2023		March 31, 2023
Opening balance	Rs.	30,849	Rs.	27,246
Cost of assets acquired during the period(1)		10,018		7,596
Amortization expense		(3,973)		(4,021)
Impairment loss(2)		(148)		(395)
Effect of changes in foreign exchange rates		159		423
Closing balance	Rs.	36,905	Rs.	30,849

(1)	Additions during the nine months ended December 31, 2023, primarily consists of the acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of Rs.7,395 (U.S.$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and 4 pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

Additions during the year ended March 31, 2023, primarily consists of:

•	The acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of Rs.4,633 (U.S.$61).
•	The acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of Rs.395 (U.S.$5) and certain other milestone payments of up to U.S.$30 payable upon completion of the respective milestones.
•	The acquisition of rights in brimonidine tartrate ophthalmic solution 0.025%, the private label equivalent of Lumify®, in the United States from Slayback Pharma LLC for Rs.722 (U.S.$9). Subsequently an amount of Rs.246 (U.S.$3) was paid during the three months ended June 30, 2023 upon completion of a milestone as per the terms of the agreement.

(2)	Impairment losses recorded for the year ended March 31, 2023 consists of:
•	Impairment of intangibles pertaining to acquisition of Nimbus Health business: During the year ended March 31, 2023, the Company assessed performance of products acquired as part of the Nimbus Health business against the initial estimates and recognized an impairment charge towards product related intangibles of carrying value of Rs.103 towards product related intangibles. This impairment loss pertains to the Company’s Global Generics segment.
•	Other impairments: During the year ended March 31, 2023, consequent to adverse market conditions with respect to certain products related intangibles, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs.251 and Rs.41 pertaining to products forming part of the Company’s Global Generics and PSAI segments, respectively.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets (continued)

Details of significant separately acquired intangible assets as of December 31, 2023 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	12,037
Portfolio of generic prescription products	Mayne Pharma Group Limited		6,390
Cardiovascular brand Cidmus® in India	Novartis AG		4,433
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		3,181
Various ANDAs	Teva and an affiliate of Allergan		2,080
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,209

12.	Other liabilities

Other liabilities consist of the following

	As of
	December 31, 2023		March 31, 2023
Current
Accrued expenses	Rs.	23,947	Rs.	21,844
Employee benefits payable		5,742		7,474
Statutory dues payable		4,064		4,571
Deferred revenue		672		812
Advances from customers		1,597		1,169
Others		2,947		3,602
	Rs.	38,969	Rs.	39,472
Non-current
Deferred revenue	Rs.	1,444	Rs.	1,555
Others		2,746		1,293
	Rs.	4,190	Rs.	2,848

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings consist of unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico, the United States and Ukraine which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	December 31, 2023		March 31, 2023
Working capital borrowings	Rs.	11,343	Rs.	7,390
Pre-shipment credit	Rs.	1,000		-
	Rs.	12,343	Rs.	7,390

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

The interest rate profile of short-term borrowings from banks is given below:

As of
	December 31, 2023		March 31, 2023
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 235 bps to 263 bps	RUB	9.87% to 10.40%
	MXN	TIIE + 1.35%	MXN	TIIE + 1.15%
	INR	3 Months T-bill+10bps	INR	9.15%
	U.S.$	SOFR+1.1bps	U.S.$	-
	EUR	4.44%	EUR	-
	UAH	-	UAH	21.00%
	BRL	-	BRL	CDI + 1.2%
Pre-shipment credit	INR	3 Months T-bill+5bps	INR	-

(1)	“BRL” means Brazilian reals, “EUR” means Euros “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles “U.S.$” means United States Dollars and “UAH” means Ukrainian hryvnia.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means India Treasury bill interest rate, “Key rate” means the key interest rate published by the Central Bank of Russia and “SOFR” means Secured Overnight Financing Rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	December 31, 2023				March 31, 2023
	Non – current		Current		Non – current		Current
Rupee term loan from bank to APSL subsidiary(1)	Rs.	3,800	Rs.	-	Rs.	-	Rs.	-
Non-convertible debentures issued by APSL subsidiary(1)		-		-		-		3,800
Obligations under leases		2,352		1,356		1,278		1,004
	Rs.	6,152	Rs.	1,356	Rs.	1,278	Rs.	4,804

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of December 31, 2023 and March 31, 2023 were as follows:

As of
	December 31, 2023		March 31, 2023
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate
Rupee term loan from bank	INR	3 Months T-bill + 84bps	-	-
Non-convertible debentures	-	-	INR	6.77%

(1)	“INR” means Indian rupees.

(2)	“T-bill” means the India Treasury bill interest rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.61,394 and Rs.68,516 as of December 31, 2023 and March 31, 2023, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2023 and for the year ended March 31, 2023:

	As of
	December 31, 2023			March 31, 2023
	Number	Amount		Number	Amount
Opening number of equity shares/share capital	166,527,876	Rs.	833	166,425,849	Rs.	832
Add: Equity shares issued pursuant to employee stock option plans(1)	281,521		1	102,027		1
Closing number of equity shares/share capital	166,809,397	Rs.	834	166,527,876	Rs.	833
Treasury shares(2)	296,034	Rs.	1,012	371,144	Rs.	1,269

(1)	During the nine months ended December 31, 2023 and the year ended March 31, 2023, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the nine months ended December 31, 2023 and the year ended March 31, 2023, an aggregate of 75,110 and 49,295 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814, Rs.3,679, Rs.4,212 or Rs.5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of December 31, 2023 and March 31, 2023, the ESOS Trust had outstanding 296,034 and 371,144 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,012 and Rs.1,269, respectively.

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

At the Company’s Board of Directors’ meeting held on May 10, 2023, the Board proposed a dividend of Rs.40 per share and aggregating to Rs.6,661. The same was approved by the Company’s shareholders at the Annual General Meeting (“AGM”) of the Company held on July 27, 2023 which resulted in net cash outflow of Rs.6,648 (excluding dividends paid on treasury shares).

The details of dividends paid by the Company during the nine months ended December 31, 2023 and 2022, respectively are as follows:

	For the nine months ended December 31,
	2023		2022
Dividend per share (in absolute Rs.)	Rs.	40	Rs.	30
Aggregate dividends paid during the year	Rs.	6,648	Rs.	4,979
Fiscal year for which dividends were paid		2023		2022

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.	Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
Sales	Rs.	203,138	Rs.	176,166	Rs.	69,647	Rs.	66,354
Service income		4,056		3,071		1,950		999
License fees(1)		1,140		3,674		551		347
	Rs.	208,334	Rs.	182,911	Rs.	72,148	Rs.	67,700

(1)	During the nine months ended December 31, 2022, License fees includes the following amounts:
•	Rs.902 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited; and
•	Rs.1,399 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

The amounts recognized above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.4,552 and Rs.4,716 as of December 31, 2023 and March 31, 2023, respectively, have been included in provisions forming part of current liabilities.

16.	Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
(Gain)/loss on sale/disposal of non-current assets, net(1)	Rs.	(916)	Rs.	1,072	Rs.	(471)	Rs.	1,004
Sale of spent chemicals		(342)		(282)		(117)		(101)
Scrap sales		(244)		(224)		(82)		(85)
Miscellaneous income, net(2)		(2,041)		(6,192)		(297)		(86)
	Rs.	(3,543)	Rs.	(5,626)	Rs.	(967)	Rs.	732

(1)	For the three months and nine months ended December 31, 2022, an amount of Rs.991 (EUR 11.36) was included, representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for the transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands. This transaction pertained to the Company’s Global Generics segment.
(2)	Miscellaneous income during the nine months ended December 31, 2023 includes:
•	Rs.984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and
•	Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone).

Miscellaneous income for the nine months ended December 31, 2022 includes an amount of Rs.5,638 (U.S.$71.39 discounted to present value) towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
Interest income	Rs.	1,631	Rs.	706	Rs.	583	Rs.	273
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		2,367		323		840		245
Foreign exchange gain/(loss), net		92		2,099		(66)		(239)
Finance income (A)	Rs.	4,090	Rs.	3,128	Rs.	1,357	Rs.	279
Interest expense		(1,118)		(1,074)		(394)		(418)
Finance expense (B)	Rs.	(1,118)	Rs.	(1,074)	Rs.	(394)	Rs.	(418)
Finance income/(expense), net [(A)+(B)]	Rs.	2,972	Rs.	2,054	Rs.	963	Rs.	(139)

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
Effective tax rate		23.7%		24.7%		24.5%		23.7%
Tax expense	Rs.	13,240	Rs.	11,637	Rs.	4,468	Rs.	3,875
Tax (benefit)/expense recognized directly in the equity	Rs.	(69)	Rs.	(592)	Rs.	(78)	Rs.	656

The Company’s effective tax rate for the nine months ended December 31, 2023, was lower as compared to the nine months ended December 31, 2022. This reduction was primarily on account of a decrease in the corporate income tax rate of the parent company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India. However, the impact of such reduced effective tax rate for the nine months ended December 31, 2023 was partially offset by changes in the jurisdictional mix of earnings - i.e., there was an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the nine months ended December 31, 2023, as compared to the nine months ended December 31, 2022.

The Company's effective tax rate for the three months ended December 31, 2023, was higher as compared to the three months ended December 31, 2022. This increase was primarily on account of changes in the jurisdictional mix of earnings - i.e., there was an increase in the proportion of the Company's profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the three months ended December 31, 2023, as compared to the period ended December 31, 2022. However, the impact on the effective tax rate of such changes in the jurisdictional mix of earnings for the three months ended December 31, 2023 was partially offset by two factors (a) a decrease in the corporate income tax rate of the parent company, as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India and b) the recognition of a deferred tax asset on carry forward tax losses of Dr. Reddy’s Laboratories SA, Switzerland.

Tax (benefits)/expenses recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

For the three months ended December 31, 2023, the Company has applied mandatory temporary exception to the accounting for deferred taxes arising from the implementation in certain jurisdictions of the Pillar Two model rules under International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 “Income Taxes”.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.	Income taxes (continued)

Uncertain tax positions

The Company is contesting various disallowances by the income tax authorities in India and Mexico. For disallowances deemed more likely than not to be accepted by tax authorities, the associated tax impact is Rs.3,625 and, accordingly, no provision is made in these interim financial statements as of December 31, 2023.

19.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three and nine months ended December 31, 2023 and 2022:

	For the nine months ended December 31,				For the three months ended December 31,
Depreciation	2023		2022		2023		2022
Cost of revenues	Rs.	4,963	Rs.	4,526	Rs.	1,679	Rs.	1,593
Selling, general and administrative expenses		1,384		1,148		471		401
Research and development expenses		808		728		287		251
	Rs.	7,155	Rs.	6,402	Rs.	2,437	Rs.	2,245

	For the nine months ended December 31,				For the three months ended December 31,
Amortization	2023		2022		2023		2022
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		3,951		3,027		1,325		1,020
Research and development expenses		22		18		7		6
	Rs.	3,973	Rs.	3,045	Rs.	1,333	Rs.	1,026

	For the nine months ended December 31,				For the three months ended December 31,
Employee benefits	2023		2022		2023		2022
Cost of revenues	Rs.	11,476	Rs.	9,896	Rs.	3,642	Rs.	3,448
Selling, general and administrative expenses		21,585		19,876		7,586		6,935
Research and development expenses		4,403		3,934		1,536		1,350
	Rs.	37,464	Rs.	33,706	Rs.	12,764	Rs.	11,733

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies. The liability/(asset) recorded by the parent company towards this obligation was Rs.67 and Rs.(17) as of December 31, 2023 and March 31, 2023, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,090 and Rs.1,059 as of December 31, 2023 and March 31, 2023, respectively.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2023 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2023	78,780	Rs.	4,907.00	3 years	5 years
DRL 2018 Plan	May 9, 2023	157,799	Rs.	4,907.00	3 years	5 years
DRL 2018 Plan	May 9, 2023	2,044	Rs.	4,907.00	1 to 4 years	5 years
DRL 2007 Plan	October 26, 2023	5,526	Rs.	5,514.00	1 to 3 years	5 years
DRL 2018 Plan	October 26, 2023	1,820	Rs.	5,514.00	1 to 4 years	5 years

The terms and conditions of the grants made during the nine months ended December 31, 2022 under the above plans were as follows:

Particulars	Grant Date	Number of instruments		Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 19, 2022	94,302		Rs.	3,906.00	3 years	5 years
DRL 2018 Plan	May 19, 2022	177,363		Rs.	3,906.00	1 to 4 years	5 years
DRL 2007 Plan	July 27, 2022	37,268	*	Rs.	5.00	2 to 4 years	5 years
DRL 2018 Plan	July 27, 2022	4,872		Rs.	4,212.00	1 to 4 years	5 years
DRL 2007 Plan	October 27, 2022	14,002		Rs.	5.00	2 to 4 years	5 years
DRL 2018 Plan	October 27, 2022	3,820		Rs.	4,443.00	1 to 4 years	5 years

*Pursuant to approval by the Nomination, Governance and Compensation Committee, these granted options were cancelled on October 27, 2022.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	October 26, 2023		October 26, 2023
Expected volatility		25.75%		26.12%
Exercise price	Rs.	5,514.00	Rs.	5,514.00
Option life		4.5 Years		5 Years
Risk-free interest rate		7.38%		7.39%
Expected dividends		0.74%		0.74%
Grant date share price	Rs.	5,422.00	Rs.	5,422.00

	May 9, 2023		May 9, 2023
Expected volatility		26.95%		27.15%
Exercise price	Rs.	4,907.00	Rs.	4,907.00
Option life		5.0 Years		5.5 Years
Risk-free interest rate		7.01%		7.02%
Expected dividends		0.81%		0.81%
Grant date share price	Rs.	4,933.00	Rs.	4,933.00

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Employee stock incentive plans (continued)

	October 27, 2022		October 27, 2022
Expected volatility		26.38%		28.13%
Exercise price	Rs.	5.00	Rs.	4,443.00
Option life		2.75 Years		5.0 Years
Risk-free interest rate		7.09%		7.35%
Expected dividends		0.67%		0.67%
Grant date share price	Rs.	4,491.00	Rs.	4,491.00

	July 27, 2022		July 27, 2022
Expected volatility		28.41%		27.65%
Exercise price	Rs.	4,212.00	Rs.	5.00
Option life		5.0 Years		6.0 Years
Risk-free interest rate		7.13%		6.81%
Expected dividends		0.70%		0.70%
Grant date share price	Rs.	4,260.00	Rs.	4,260.00

	May 19, 2022		May 19, 2022		May 19, 2022
Expected volatility		28.27%		28.28%		28.32%
Exercise price	Rs.	3,906.00	Rs.	3,906.00	Rs.	3,906.00
Option life		5.5 Years		4.5 Years		5.0 Years
Risk-free interest rate		7.24%		7.13%		7.17%
Expected dividends		0.76%		0.76%		0.76%
Grant date share price	Rs.	3,929.00	Rs.	3,929.00	Rs.	3,929.00

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2021
Equity settled share-based payment expense(1)	Rs.	310	Rs.	376	Rs.	99	Rs.	113
Cash settled share-based payment expense(2)		303		182		97		67
	Rs.	613	Rs.	558	Rs.	196	Rs.	180

(1)	As of December 31, 2023 and 2022, there was Rs.562 and Rs.681, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.86 years and 1.95 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of December 31, 2023 and 2022, there was Rs.532 and Rs.238, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.95 years and 2.06 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, research and development services provided and for dividend income received;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	DRES Energy Private Limited for the purchase of solar power and lease rentals;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services; and
•	Araku Originals Private Limited for the purchase of coffee powder.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023			2022
Dividend income received	Rs.	445	Rs.	-	Rs.	-		Rs.	-
Contributions towards social development		425		346		142			123
Catering expenses paid		293		261		102			106
Research and development services received		106		87		40			31
Purchase of solar power		109		85		27			32
Research and development services provided		42		-		42			-
Sale of goods		13		61		13			61
Investment in associate		12		-		12			-
Facility management services paid		33		32		11			13
Lease rentals paid		28		29		10			10
Hotel expenses paid		22		27		6			12
Salaries to relatives of key management personnel		12		13		3			4
Civil works		8		27		2			-
Lease rentals received		1		1		-	*		-	*
Professional consultancy services paid		-		3		-			3
Others		1		-		1			-

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	December 31, 2023		March 31, 2023
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	55	Rs.	-
Key management personnel and close members of their families		8		8
Other related parties		1		1

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (continued)

The Company had the following amounts due to related parties as of the following dates:

	As of
	December 31, 2023		March 31, 2023
Due to related parties	Rs.	13	Rs.	17

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
Salaries and other benefits	Rs.	664	Rs.	740	Rs.	221	Rs.	253
Contributions to defined contribution plans		27		23		9		8
Commission to directors		312		309		104		103
Share-based payments expense		137		161		46		53
	Rs.	1,140	Rs.	1,232	Rs.	380	Rs.	417

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of December 31, 2023 and March 31, 2023 were as follows:

	As of December 31, 2023				As of March 31, 2023
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	7,535	Rs.	7,535	Rs.	5,779	Rs.	5,779
Other investments		69,130		69,130		56,678		56,678
Trade and other receivables		78,417		78,417		72,485		72,485
Derivative financial assets		296		296		1,232		1,232
Other assets(1)		4,949		4,949		5,678		5,678
Total	Rs.	160,327	Rs.	160,327	Rs.	141,852	Rs.	141,852
Liabilities:
Trade and other payables	Rs.	31,113	Rs.	31,113	Rs.	26,444	Rs.	26,444
Derivative financial liabilities		312		312		137		137
Long-term borrowings		7,508		7,508		6,082		6,082
Short-term borrowings		12,343		12,343		7,390		7,390
Other liabilities and provisions(2)		32,302		32,302		30,926		30,926
Total	Rs.	83,578	Rs.	83,578	Rs.	70,979	Rs.	70,979

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.19,691 and Rs.15,191 as of December 31, 2023 and March 31, 2023, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.16,251 and Rs.16,907 as of December 31, 2023 and March 31, 2023, respectively, are not included.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	37,644	Rs.	-	Rs.	-	Rs.	37,644
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		657		657
FVTPL - Financial asset - Investments in equity securities		213		-		1		214
FVTPL – Financial asset – Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		290		-		-		290
FVTOCI - Financial asset - Investments in market linked Debentures		998		-		-		998
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(16)		-		(16)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2023:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	38,180	Rs.	-	Rs.	-	Rs.	38,180
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		378		378
FVTPL - Financial asset - Investments in equity securities		70		-		1		71
FVTOCI - Financial asset - Investments in equity securities		281		-		-		281
FVTOCI - Financial asset - Investments in market linked Debentures		994		-		-		994
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		1,095		-		1,095

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

As of December 31, 2023 and March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Chilean pesos and Colombian pesos) and its foreign currency debt (in Russian roubles, Mexican pesos, Ukrainian hryvnias, U.S. dollars and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized during the applicable period ended in respect of derivative contracts to hedge highly probable forecast transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2023		2022		2023		2022
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	-	Rs.	27	Rs.	(69)	Rs.	6
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		(279)		(2,269)		(395)		1,302
Net gain/(loss) reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		1,238		(3,669)		307		(1,387)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.100 as of December 31, 2023, as compared to a gain of Rs.379 as of March 31, 2023.

24.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs . On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 3,700 lawsuits in MDL-2924. Approximately 3,000 of those cases have been filed since the MDL-2924 Court’s Daubert ruling which triggered a deadline for filings by claimants in the census registry who agreed to file their lawsuits in federal court. The census registry established in MDL-2924 included tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924. In August of 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs’ leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court. As a result, state court filings commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice. On November 7, 2022, that dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed all claims, including the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring, against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in at least five rounds of appeals. Motions to dismiss rounds two and three of plaintiffs’ appeals were filed, but no merits briefing or oral argument occurred. In addition, rounds two and three of plaintiffs’ appeals were stayed in light of three separate bankruptcy proceedings involving co-defendants Par Pharmaceuticals (a subsidiary of Endo), Lannett Co. and Rite Aid.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

While the generic manufacturer defendants were previously dismissed with prejudice from MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore continued to litigate. Following substantial briefing and argument, on December 6, 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants’ Summary Judgment Motion. In so doing, the Court granted brand defendants’ motions to exclude plaintiffs’ expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL-2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify whether they plan to provide general causation expert reports as to any non-designated cancers. On July 14, 2023, the MDL-2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generics) based on plaintiffs’ failure to comply with prior Court Orders regarding the disclosure of experts. In addition, the MDL-2924 Court issued an order to show cause why summary judgment should not be entered for designated cancers as to all defendants and an order to show cause why summary judgment should not be entered against all plaintiffs for designated cancers, regardless of the date the case was filed. Briefing on the show cause orders took place in April and May of 2023. On May 15, 2023, the MDL-2924 Court issued an order entering summary judgment pursuant to rule 56(f), granting summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers filed before May 5, 2023. The MDL-2924 Court also issued a Third Order to Show Cause pertaining to the economic class action complaint, and dismissed all economic loss class action cases on July 26, 2023 for lack of standing. Since the MDL-2924 Court’s Daubert decision, more than a thousand plaintiffs have filed Notices of Appeal. The MDL-2924 Court issued an indicative ruling, finding that, if the United States Court of Appeals for the 11th Circuit (the “11th Circuit”) returns jurisdiction to the MDL-2924 District Court, it would grant summary judgment in favor of the generic defendants based on Daubert as to the designated cancers. In light of the indicative ruling, the non-brand defendants asked the 11th Circuit to remand the pending appeals back to the MDL-2924 Court, and the plaintiffs opposed. On September 8, 2023, the 11th Circuit severed the bankrupt defendant Par Pharmaceuticals and remanded all appeals of cases naming brands and generics (“mixed-use cases”) in the second, third, and fourth round of appeals back to the MDL-2924 Court. On September 26, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all defendants (excluding severed bankrupt defendant Par Pharmaceuticals) as to all designated cancer cases. The Court ordered further briefing regarding entry of final judgment in non-designated cancer cases that were on appeal but now have been remanded. On November 14, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all non-brand defendants (except for Par, which had filed for bankruptcy) in non-designated cancer cases that had been appealed and remanded following the indicative ruling. The 11th Circuit recently consolidated another set of appeals, representing a fifth round, under lead plaintiff Townsend. So far, the fifth round involves mostly brand-only cases along with a limited number of mixed-use cases. The defendants have not yet moved to remand the mixed-use case appeals lead plaintiff Townsend. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL-2924 for disposition before the same panel. The Court ordered the parties to brief the prior dismissals of the generic defendants based on federal preemption separately, but on the same schedule with all the other issues on appeal. The appellants’ opening briefs are due on February 5, 2024, but they have requested an extension of time through April 10, 2024.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after September 15, 2025. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserted public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is completed. Oral argument took place on March 1, 2023. On March 9, 2023, the appellate court affirmed dismissal of the generic manufacturer defendants. The plaintiff sought appellate review from the California Supreme Court. On June 21, 2023, the Supreme Court of California denied plaintiff’s petition for review and plaintiff’s request for depublication of the appellate court’s decision.

As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 360 plaintiffs have filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they allege, among other things, failure to warn, design defect and negligence. More state court filings could follow. The California cases were filed in Alameda County and will be transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) (which has been pending for years with respect to the brand defendants). A Master Complaint was filed in the JCCP on September 29, 2023. It does not name generics. Approximately 212 Short Form Complaints were filed in December of 2023. The Illinois cases have been filed in Madison, St. Clair, and Cook Counties and have been consolidated for pretrial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated state court proceedings granted the generics’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. The Pennsylvania cases were filed in Philadelphia County and are consolidated in the Philadelphia Complex Litigation Center. The Philadelphia Court granted the generic defendants’ motion to dismiss based on preemption as to all claims in the Generic Long Form Complaint asserted under Pennsylvania law for design defect and failure to warn. The New York cases were filed in New York and Suffolk Counties, and consolidated in New York County, but were voluntarily dismissed as to the generic defendants on July 21, 2023. The New Jersey cases were filed in Middlesex County, but were voluntarily dismissed as to the generic defendants on March 23, 2023.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements of the Company.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

United States Antitrust Multi-District Litigations

Since November 2016, the Generic Drug Price Fixing Antitrust Multi-District Litigation, MDL 2724 (the “MDL 2724”) has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of over 400 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.) is named specifically as a defendant with respect to 35 generic drugs that it sold during this period of time. In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs in all the cases assert that there was an “overarching conspiracy” among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all generic drugs sold in the United States, and that each manufacturer would cooperate on the “fair share” conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged “overarching conspiracy” claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all of the damages with respect to all of the drugs encompassed by the “overarching conspiracy” claim (i.e., all the drugs in the cases), whether a manufacturer defendant sold that drug or not.

The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) and injunctive relief, plus attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

•	The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to 7 drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;

•	Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants during a period beginning approximately in the year 2009 (the “Direct Purchaser Plaintiff” Class or “DPP” Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;

•	Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the “Indirect Reseller Plaintiff” Class or “IRP” Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

•	Class actions on behalf of all companies that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

•	Approximately 160 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 33 drugs.

The above includes a complaint filed on July 1, 2023 in the United States District Court for the Northern District of California by 149 hospitals and pharmacies in the United States against 36 pharmaceutical companies, including the Company, and 25 individual defendants with respect to 228 generic drugs. The complaint is in the process of being transferred to, and consolidated with, the MDL-2724.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called “bellwether” cases) do not involve the Company as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company. The trial dates in the bellwether cases have not yet been scheduled, but they are not anticipated to occur until late 2024 or 2025. After these bellwether cases are completed, it is expected that some of the DAPs will then proceed to trial on a fourth bellwether case against some of the defendants. The DAP bellwether has not yet been defined and is not expected to be completed until 2026-2027.

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers and health plans) have filed three praecipe of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements of the Company.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, Plaintiffs served and filed a Motion Record for Certification of the proposed class action. The certification motion hearing has been set by the court for five days in the week of December 9, 2024. The deadline for the Company’s responding evidence to the certification motion was set for March 4, 2024. However, in December 2023 Plaintiff’s counsel advised that they intend to further amend their Second Fresh as Amended Statement of Claim to clarify the proposed class. Plaintiff’s counsel acknowledged this will likely require a revision to the certification timetable, including deferring to a later date the deadline for the Defendants’ responding certification motion materials. The Plaintiff’s further amended claim has not yet been delivered.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended March 31, 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

25.	Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”), into the Company (the “Scheme”). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order with the Ministry of Company Affairs on April 8, 2022 (“Effective Date”). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of Rs.5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of Rs.5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26.	Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the nine months ended December 31, 2023, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

27.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
May 2023	API Hyderabad plant 1, Bollaram, Hyderabad, India

One observation was noted. The Company responded to the observation on May 24, 2023.

On August 3, 2023, an Establishment Inspection Report (“EIR”) was issued by the U.S. FDA indicating the closure of audit.

May 2023	Formulations Srikakulam (SEZ) plant 2, Andhra Pradesh, India	Four observations were noted. The Company responded to the observations on June 5, 2023. On June 16, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
June 2023	API Hyderabad plant 3, Bollaram, Hyderabad, India	No observations were noted in the U.S. FDA inspection. On September 12, 2023, an EIR was issued by the U.S. FDA indicating the closure of audit.
July 2023	API Srikakulam plant (Unit 6), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection and the Company is awaiting the EIR.
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 2, 2023 and is awaiting the EIR.
October 2023	Formulations Hyderabad Plant 3, Hyderabad, India	Ten observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 20, 2023 and is awaiting the EIR.
December 2023	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	Three observations were noted in the U.S. FDA inspection. The Company responded to the observations on January 2, 2024 and is awaiting the EIR.

28.	Subsequent events

Please refer to Note 27 of these interim financial statements for the details of subsequent events relating to the regulatory inspection of facilities.

37

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2023, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2023 and the six months ended September 30, 2023, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended December 31, 2023 compared to the three months ended December 31, 2022

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2023			2022
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	72,148	100.0%	Rs.	67,700	100.0%	7%
Gross profit		42,203	58.5%		40,093	59.2%	5%
Selling, general and administrative expenses		20,228	28.0%		17,981	26.6%	12%
Research and development expenses		5,565	7.7%		4,821	7.1%	15%
Impairment of non-current assets		110	0.2%		134	0.2%	(18%)
Other (income)/expense, net		(967)	(1.3%)		732	1.1%	(232%)
Results from operating activities		17,267	23.9%		16,425	24.3%	5%
Finance income/(expense), net		963	1.3%		(139)	(0.2%)	793%
Share of profit of equity accounted investees, net of tax		27	0.0%		60	0.1%	(55%)
Profit before tax		18,257	25.3%		16,346	24.1%	12%
Tax expense, net		4,468	6.2%		3,875	5.7%	15%
Profit for the period	Rs.	13,789	19.1%	Rs.	12,471	18.4%	11%

Revenues

Our overall consolidated revenues were Rs.72,148 million for the three months ended December 31, 2023, an increase of 7% as compared to Rs.67,700 million for the three months ended December 31, 2022.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2023			2022
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	63,095	87%	Rs.	59,241	88%	7%
Pharmaceutical Services and Active Ingredients (PSAI)		7,839	11%		7,758	11%	1%
Others		1,214	2%		701	1%	73%
Total	Rs.	72,148	100%	Rs.	67,700	100%	7%

38

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.63,095 million for the three months ended December 31, 2023, an increase of 7% as compared to Rs.59,241 million for the three months ended December 31, 2022. The revenue increase was in three of the four business geographies of this segment: Europe, North America (the United States and Canada) and India. Such increase was partially offset by a decline in our revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 8% resulting from a net increase in the sales volumes of existing products in this segment;

•	an increase of approximately 7% resulting from new products launched during the period; and

•	the foregoing was partially offset by:

o	a decrease of approximately 8% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.33,492 million for the three months ended December 31, 2023, an increase of 9.6% as compared to Rs.30,567 million for the three months ended December 31, 2022. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by approximately 7% in the three months ended December 31, 2023 as compared to the three months ended December 31, 2022.

This increase in revenues was attributable to the increase in the sales volumes of certain of our existing products and new products launched between January 1, 2023 and December 31, 2023 (such as Metformin/Saxagliptin ER Tablets, Sunitinib, and contribution from products acquired under portfolio from Mayne Pharma), and was partially offset by moderate price erosion in certain of our existing products.

During the three months ended December 31, 2023, we launched four new products in North America (the United States and Canada).

During the three months ended December 31, 2023, we made two new ANDA filings with the U.S. FDA. As of December 31, 2023, we had 79 filings pending approval with the U.S. FDA, which includes 75 ANDAs and 4 NDAs filed under section 505(b)(2). Out of these 75 ANDA filings, 39 are Paragraph IV filings and we believe we are the first to file with respect to 21 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Spain, France and Italy. Such revenues from Europe were Rs.4,970 million for the three months ended December 31, 2023, an increase of 15% as compared to Rs.4,303 million for the three months ended December 31, 2022. The aforementioned increase in revenues of this segment was attributable largely to the increase in the sales volumes of certain of our existing products, new products launched between January 1, 2023 and December 31, 2023, and favorable currency exchange rate movements, all of which was partially offset by a decrease in sales prices of certain of our existing products. During the three months ended December 31, 2023, we launched six new products in Europe.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2023 were Rs.11,800 million, an increase of 5% as compared to Rs.11,274 million for the three months ended December 31, 2022. This increase was largely attributable to revenues from new products launched between January 1, 2023 and December 31, 2023. During the three months ended December 31, 2023, we launched three new brands in India.

According to IQVIA in its report for the three months ended December 31, 2023, our secondary sales in India grew by 5.6% during such period, as compared to the India pharmaceutical market’s growth of 8.3%.

39

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended December 31, 2023 were Rs.12,833 million, a decrease of 2% as compared to Rs.13,097 million for the three months ended December 31, 2022. This decrease was largely attributable to unfavorable currency exchange rate movements, all of which was partially offset by revenues from new products launched between January 1, 2023 and December 31, 2023 and an increase in sales volumes and prices of certain of our existing products.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2023 were Rs.5,881 million, a decrease of 14% as compared to Rs.6,875 million for the three months ended December 31, 2022. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 3%. The decrease in revenues measured in rupees was primarily on account of unfavorable currency exchange rate movements and a decrease in sales volumes of certain of our existing products, partially offset by an increase in sales prices of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2023 were 56% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended November 30, 2023, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended November 30, 2023
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	14.9%	(2.6%)	14.7%	4.5%
Over-the-counter (OTC)	13.8%	(6.5%)	12.7%	0.4%
Total (Rx + OTC)	14.3%	(5.2%)	13.7%	1.5%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,325 million for the three months ended December 31, 2023, an increase of 4% as compared to Rs.2,239 million for the three months ended December 31, 2022. This increase was largely attributable to an increase in sales prices of certain of our existing products, new products launched between January 1, 2023 and December 31, 2023 and favorable currency exchange rate fluctuations, all of which was partially offset by a decrease in the sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,627 million for the three months ended December 31, 2023, an increase of 16% as compared to Rs.3,983 million for the three months ended December 31, 2022. This increase was largely attributable to an increase in the sales volumes of certain of our existing products, revenues from new products launched between January 1, 2023 and December 31, 2023 and favorable currency exchange rate fluctuations, all of which was partially offset by a decrease in the sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2023 were Rs.7,839 million, an increase of 1% as compared to Rs.7,758 million for the three months ended December 31, 2022. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was attributable to revenues from new products launched between January 1, 2023 and December 31, 2023, partially offset by a decrease in the sales prices and volumes of certain of our existing products.

40

Gross Profit

Our total gross profit was Rs.42,203 million for the three months ended December 31, 2023, representing 58.5% of our revenues for that period, as compared to Rs.40,093 million for the three months ended December 31, 2022, representing 59.2% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2023			2022
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	39,075	61.9%	Rs.	38,255	64.6%
PSAI		2,306	29.4%		1,409	18.2%
Others		822	67.7%		429	61.1%
Total	Rs.	42,203	58.5%	Rs.	40,093	59.2%

The gross profit margin from our Global Generics segment decreased to 61.9% of this segment’s revenues for the three months ended December 31, 2023, from 64.6% for the three months ended December 31, 2022. This decrease was mainly on account of price erosion in certain of our products.

The gross profit margin from our PSAI segment increased to 29.4% of this segment’s revenues for the three months ended December 31, 2023, from 18.2% for the three months ended December 31, 2022. This increase was primarily on account of manufacturing costs leverage, favorable cost inflation in commodity prices, and favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins) for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.20,228 million for the three months ended December 31, 2023, an increase of 12% as compared to Rs.17,981 million for the three months ended December 31, 2022. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 4% increase due to higher personnel costs, primarily on account of new hires and annual raises;

•	a 3% increase due to higher legal and professional fees;

•	a 3% increase due to higher sales and marketing expenses;

•	a 3% increase due to higher spending on other costs, including travel expenses, depreciation and amortization; and

•	the foregoing was partially offset by a 1% decrease due to lower freight outward expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 28.0% for the three months ended December 31, 2023 from 26.6% for the three months ended December 31, 2022.

Research and development expenses

Our research and development expenses were Rs.5,565 million for the three months ended December 31, 2023, an increase of 15% as compared to Rs.4,821 million for the three months ended December 31, 2022. This increase was primarily on account of higher developmental expenditures on certain projects for our biosimilar and generics businesses.

As a proportion of our total revenues, our research and development expenses increased to 7.7% for the three months ended December 31, 2023, as compared to 7.1% for the three months ended December 31, 2022.

41

Other income, net

Our net other income was Rs.967 million for the three months ended December 31, 2023, as compared to net other expense of Rs.732 million for the three months ended December 31, 2022. The other income was higher for the three months ended December 31, 2023 primarily on account of a sale of non-current assets, which was recognized during such period. Net other expense during the three months ended December 31, 2022, included an amount of Rs.991 million (EUR11.36 million), representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for our transfer of certain assets, liabilities and employees at our site at Leiden, Netherlands.

Finance income, net

Our net finance income was Rs.963 million for the three months ended December 31, 2023, as compared to net finance expense of Rs.139 million for the three months ended December 31, 2022. This increase in net finance income was due to the following:

•	an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.840 million for the three months ended December 31, 2023, as compared to Rs.245 million for the three months ended December 31, 2022; and

•	net interest income of Rs.189 million for the three months ended December 31, 2023, as compared to net interest expense of Rs.145 million for the three months ended December 31, 2022; partially offset by

•	net foreign exchange loss of Rs.66 million for the three months ended December 31, 2023, as compared to net foreign exchange loss of Rs.239 million for the three months ended December 31, 2022.

Profit before tax

As a result of the above, our profit before tax was Rs.18,257 million for the three months ended December 31, 2023, as compared to Rs.16,346 million for the three months ended December 31, 2022.

Tax expense

Our consolidated effective tax rate was 24.5% for the three months ended December 31, 2023, as compared to 23.7% for the three months ended December 31, 2022. Our effective tax rate for the three months ended December 31, 2023, was higher as compared to the three months ended December 31, 2022. This increase was primarily on account of changes in the jurisdictional mix of earnings - i.e., there was an increase in the proportion of our profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the three months ended December 31, 2023, as compared to the period ended December 31, 2022. However, the impact on the effective tax rate of such changes in the jurisdictional mix of earnings for the three months ended December 31, 2023 was partially offset by two factors: (a) a decrease in the corporate income tax rate of our parent company, as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India and (b) the recognition of a deferred tax asset on carry forward tax losses of Dr. Reddy’s Laboratories SA, Switzerland.

Our tax expense was Rs.4,468 million for the three months ended December 31, 2023, as compared to Rs.3,875 million for the three months ended December 31, 2022.

Profit for the period

As a result of the above, our net profit was Rs.13,789 million for the three months ended December 31, 2023, representing 19.1% of our total revenues for such period, as compared to Rs.12,471 million for the three months ended December 31, 2022, representing 18.4% of our total revenues for such period.

42

Section B:

Nine months ended December 31, 2023 compared to the nine months ended December 31, 2022

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2023			2022
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	208,334	100%	Rs.	182,911	100%	14%
Gross profit		122,124	58.6%		103,346	56.5%	18%
Selling, general and administrative expenses		56,725	27.2%		50,034	27.4%	13%
Research and development expenses		15,996	7.7%		14,015	7.7%	14%
Impairment of non-current assets		176	0.1%		159	0.1%	11%
Other income, net		(3,543)	(1.7%)		(5,626)	(3.1%)	(37%)
Results from operating activities		52,770	25.3%		44,764	24.5%	18%
Finance income, net		2,972	1.4%		2,054	1.1%	45%
Share of profit of equity accounted investees, net of tax		112	0.1%		294	0.2%	(62%)
Profit before tax		55,854	26.8%		47,112	25.8%	19%
Tax expense, net		13,240	6.4%		11,637	6.4%	14%
Profit for the period	Rs.	42,614	20.5%	Rs.	35,475	19.4%	20%

Revenues

Our overall consolidated revenues were Rs.208,334 million for the nine months ended December 31, 2023, an increase of 14% as compared to Rs.182,911 million for the nine months ended December 31, 2022.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2023			2022
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	184,262	89%	Rs.	159,511	87%	16%
PSAI		21,582	10%		21,282	12%	1%
Others		2,490	1%		2,119	1%	18%
Total	Rs.	208,334	100%	Rs.	182,911	100%	14%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.184,262 million for the nine months ended December 31, 2023, an increase of 16% as compared to Rs.159,511 million for the nine months ended December 31, 2022. The revenue increase was in three of the four business geographies of this segment: North America (the United States and Canada), Europe and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia), partially offset by revenue decline in India.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was largely attributable to the following factors:

•	an increase of approximately 14% resulting from new products launched during the period;
•	an increase of approximately 8% resulting from increase in sales volume of certain of our existing products; and
•	the foregoing was partially offset by a decrease of approximately 8% resulting largely from the net impact of changes in sales prices of certain of the products in this segment.

43

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.97,245 million for the nine months ended December 31, 2023, an increase of 27% as compared to Rs.76,383 million for the nine months ended December 31, 2022. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by approximately 23% in the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022.

This increase in revenues was attributable to revenues from new products launched between January 1, 2023 and December 31, 2023 and the increase in the sales volumes of certain of our existing products, and was partially offset by moderate price erosion in certain of our existing products.

During the nine months ended December 31, 2023, we launched 16 new products in North America (the United States and Canada), which included 12 new products in the United States and 4 new products in Canada.

Europe: Our Global Generics segment’s revenues from Europe were Rs.15,326 million for the nine months ended December 31, 2023, an increase of 21% as compared to Rs.12,644 million for the nine months ended December 31, 2022. This increase was largely attributable to increase in the sales volumes of certain of our existing products, favorable currency exchange rate movements, and new products launched between January 1, 2023 and December 31, 2023, all of which was partially offset by a decrease in prices of certain of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.35,141 million for the nine months ended December 31, 2023, a decrease of 3% as compared to Rs.36,113 million for the nine months ended December 31, 2022. This decrease was largely attributable to income from brand divestments done during the nine months ended December 31, 2022, which was partially offset by revenues from new products launched between January 1, 2023 and December 31, 2023 and an increase in prices of certain of our existing products. During the nine months ended December 31, 2023, we launched ten new brands in India.

According to IQVIA, in its Moving Annual Total report for the twelve months ended December 31, 2023, our secondary sales in India grew by 7% during such period, as compared to the India pharmaceutical market’s growth of 9.8%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily South Africa, China, Brazil and Australia) for the nine months ended December 31, 2023 were Rs.36,550 million, an increase of 6% as compared to Rs.34,371 million for the nine months ended December 31, 2022.

Russia: Our Global Generics segment’s revenues from Russia for the nine months ended December 31, 2023 were Rs.17,309 million, an increase of 8% as compared to Rs.16,036 million for the nine months ended December 31, 2022. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by approximately 19%. The increase in revenues was primarily on account of an increase in sales volumes and prices of certain of our existing products. Our OTC division’s revenues from Russia for the nine months ended December 31, 2023 were 53% of our total revenues from Russia.

According to IQVIA, as per its report for the eight months ended November 30, 2023, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2023
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	18.6%	7.7%	18.4%	10.2%
Over-the-counter (OTC)	15.4%%	(3.5)%	12.1%	3.2%
Total (Rx + OTC)	17.0%	0.2%	15.3%	5.2%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.6,463 million for the nine months ended December 31, 2023, an increase of 2% as compared to Rs.6,315 million for the nine months ended December 31, 2022. This increase was largely attributable to an increase in sales prices of certain of our existing products, favorable currency exchange rate movements and revenues from new products launched between January 1, 2023 and December 31, 2023, all of which was partially offset by a decrease in sales volumes of certain of our existing products.

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“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.12,778 million for the nine months ended December 31, 2023, an increase of 6% as compared to Rs.12,020 million for the nine months ended December 31, 2022. This increase was largely attributable to revenues from new products launched between January 1, 2023 and December 31, 2023, an increase in sales volumes of certain of our existing products and favorable currency exchange rate movements, all of which was partially offset by a decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2023 were Rs.21,582 million, an increase of 1% as compared to Rs.21,282 million for the nine months ended December 31, 2022. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the revenues from new products launched between January 1, 2023 and December 31, 2023, all of which was partially offset by a decrease in sales volumes and prices of certain of our existing products.

Gross Profit

Our total gross profit was Rs.122,124 million for the nine months ended December 31, 2023, representing 58.6% of our revenues for that period, as compared to Rs.103,346 million for the nine months ended December 31, 2022, representing 56.5% of our revenues for that period.

	For the nine months ended December 31,
	2023			2022
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	116,335	63.1%	Rs.	99,221	62.2%
Pharmaceutical Services and Active Ingredients (PSAI)		4,569	21.2%		2,752	12.9%
Others		1,220	49.0%		1,373	64.8%
Total	Rs.	122,124	58.6%	Rs.	103,346	56.5%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment increased to 63.1% of this segment’s revenues for the nine months ended December 31, 2023, from 62.2% for the nine months ended December 31, 2022. This increase was mainly on account of favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins). This increase was partially offset by price erosion in certain of our products, primarily in our generic markets.

The gross profit margin from our PSAI segment increased to 21.2% of this segment’s revenues for the nine months ended December 31, 2023, from 12.9% for the nine months ended December 31, 2022. This increase was primarily on account of manufacturing costs leverage and favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins) for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.56,725 million for the nine months ended December 31, 2023, an increase of 13% as compared to Rs.50,034 million for the nine months ended December 31, 2022. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 3% increase due to higher personnel costs, primarily on account of annual raises;

•	a 3% increase due to higher selling and advertisement expenses;

•	a 3% increase in legal and professional expenses;

•	a 5% increase in other costs, including depreciation and amortization expense; and

•	the foregoing was partially offset by an 1% decrease due to freight outwards expenses.

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As a proportion of our total revenues, our selling, general and administrative expenses were 27.2% for the nine months ended December 31, 2023, as compared to 27.4% for the nine months ended December 31, 2022.

Research and development expenses

Our research and development costs were Rs.15,996 million for the nine months ended December 31, 2023, an increase of 14% as compared to Rs.14,015 million for the nine months ended December 31, 2022. This increase was primarily on account of higher developmental expenditure on certain projects for our biosimilar and generic businesses.

Other income, net

Our net other income was Rs.3,543 million for the nine months ended December 31, 2023, as compared to net other income of Rs.5,626 million for the nine months ended December 31, 2022. Our other income for the nine months ended December 31, 2023 includes recognition of the following:

o	Rs.984 million pursuant to a settlement of product related litigation in the United Kingdom;
o	Rs.916 million pursuant to a sale of non-current assets; and
o	Rs.540 million from a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by us and our affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to our ANDS for a generic version of Zytiga® (Abiraterone).

In comparison, our other income for the nine months ended December 31, 2022 includes recognition of Rs.5,638 million from a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc., resolving all claims between the parties relating to the generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages.

Finance income, net

Our net finance income was Rs.2,972 million for the nine months ended December 31, 2023, as compared to Rs.2,054 million for the nine months ended December 31, 2022. This increase in net finance income was due to the following:

•	an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.2,367 million for the nine months ended December 31, 2023, as compared to Rs.323 million for the nine months ended December 31, 2022;

•	higher net interest income of Rs.513 million for the nine months ended December 31, 2023, as compared to net interest expense of Rs.368 million for the nine months ended December 31, 2022; and

•	the foregoing was partially offset by lower net foreign exchange gain of Rs.92 million for the nine months ended December 31, 2023, as compared to net foreign exchange gain of Rs.2,099 million for the nine months ended December 31, 2022.

Profit before tax

As a result of the above, our profit before tax was Rs.55,854 million for the nine months ended December 31, 2023, an increase of 19% as compared to Rs.47,112 million for the nine months ended December 31, 2022.

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Tax expense

Our consolidated weighted average tax rate was 23.7% for the nine months ended December 31, 2023, as compared to 24.7% for the nine months ended December 31, 2022.

Our tax expense was Rs.13,240 million for the nine months ended December 31, 2023 as compared to Rs.11,637 million for the nine months ended December 31, 2022.

Our effective tax rate for the nine months ended December 31, 2023, was lower as compared to the nine months ended December 31, 2022. This reduction was primarily on account of a decrease in the corporate income tax rate of our parent company as a result of the adoption of the corporate tax rate under section 115BAA of the Income Tax Act of India. However, the impact of such reduced effective tax rate for the nine months ended December 31, 2023 was partially offset by changes in the jurisdictional mix of earnings - i.e., there was an increase in the proportion of our profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the nine months ended December 31, 2023, as compared to the nine months ended December 31, 2022.

Profit for the period

As a result of the above, our net profit was Rs.42,614 million for the nine months ended December 31, 2023, representing 20.5% of our total revenues for such period, as compared to Rs.35,475 million for the nine months ended December 31, 2022, representing 19.4% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of December 31, 2023:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Working capital borrowings	Rs.	11,343	RUB	Key rate + 235 bps to 263 bps
			MXN	TIIE + 1.35%
			INR	3 Months T-bill+10bps
			U.S.$	SOFR+1.1bps
			EUR	4.44%
Pre-shipment credit		1,000	INR	3 Months T-bill+5bps
Rupee term loan from bank		3,800	INR	3 Months T-bill + 84bps

(1)	“BRL” means Brazilian reals, “EUR” means Euros “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles “U.S.$” means United States Dollars and “UAH” means Ukrainian hryvnia.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means India Treasury bill interest rate, “Key rate” means the key interest rate published by the Central Bank of Russia and “SOFR” means Secured Overnight Financing Rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2023		2022
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	33,913	Rs.	39,196
Investing activities		(28,933)		(25,600)
Financing activities		(3,230)		(22,563)
Net increase/(decrease) in cash and cash equivalents	Rs.	1,750	Rs.	(8,967)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.61,394 million available in credit under revolving credit facilities with banks as of December 31, 2023.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.33,913 million for the nine months ended December 31, 2023, as compared to a cash inflow of Rs.39,196 million for the nine months ended December 31, 2022.

The decrease in net cash inflow of Rs.5,283 million was primarily due to an increase in our working capital requirements, which was partially offset by an increase in our profit after tax.

Our average days’ sales outstanding (“DSO”) as of December 31, 2023 and December 31, 2022 were 101 days and 99 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.28,933 million and Rs.25,600 million for the nine months ended December 31, 2023 and 2022, respectively. The increase in net cash outflow was primarily on account of the following:

•	net purchases of other investments of Rs.10,156 million for the nine months ended December 31, 2023, as compared to net purchases of other investments of Rs.11,093 million for the nine months ended December 31, 2022; and
•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.20,120 million for the nine months ended December 31, 2023, as compared to Rs.15,062 million for the nine months ended December 31, 2022.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs.3,230 million and Rs.22,563 million for the nine months ended December 31, 2023 and 2022, respectively. The decrease in net cash outflow was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.5,118 million for the nine months ended December 31, 2023, as compared to net repayment from short-term borrowings of Rs.15,569 million for the nine months ended December 31, 2022; and
•	the foregoing was partially offset by the following:
o	payments of dividends of Rs.6,648 million for the nine months ended December 31, 2023, as compared to payments of dividends of Rs.4,979 million for the nine months ended December 31, 2022;
o	interest payments of Rs.1,593 million for the nine months ended December 31, 2023, as compared to interest payments of Rs.1,464 million for the nine months ended December 31, 2022; and
o	payments of the principal portion of lease liabilities of Rs.881 million for the nine months ended December 31, 2023, as compared to payments of the principal portion of lease liabilities of Rs.698 million for the nine months ended December 31, 2022.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: January 30, 2024	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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